To Our Shareholders:

2002 was a record year for us as we earned the highest profit in our history while achieving a 100% combined ratio for our ongoing insurance and reinsurance operations. We made a 12.8% return on average shareholders’ equity in 2002 (compared to about 6% for the S&P/TSX and about 13% for the S&P 500). We earned $415.7 million or $28.78 per share in 2002 compared to a loss of $346.0 million or $28.04 per share in 2001. Book value per share increased 11.2% to $237.01 while our share price dropped 26.2% to $121.11 per share from $164.00 at year-end 2001.

Our record results in 2002 emanated from excellent underwriting and investment performance, as discussed in my letter of November 8, 2002 to you (reproduced in Appendix A), as well as our decision on December 16, 2002, as part of a comprehensive restructuring of TIG, to place TIG’s MGA-controlled program business in runoff under TRG’s highly skilled management.

Let me take these three major items one at a time.

Underwriting Performance

	Year ended December 31, 2002

		Net Premiums
	Combined Ratio	Written
	(%)	(% change)
Canadian Insurance Companies
Commonwealth	84.1	+95
Federated	94.0	+15
Lombard	98.6	+26
Markel	96.3	+69
Total	95.8	+43
U.S. Insurance Companies
Crum & Forster	103.3	+53 *
TIG (continuing operations)	106.0	+54
Falcon	99.8	+270
Old Lyme	92.9	N/A
Total	103.6	+56
Reinsurance – OdysseyRe	99.1	+68
Total Fairfax	100.1	+58

*	+24% including ceded reinsurance premium in 2001

We said last year that, given current conditions, we wanted to grow our insurance/ reinsurance business significantly and increase our retentions significantly while achieving combined ratios below 100%. This we achieved in 2002 because of a lot of hard work and tremendous focus by all our presidents and management teams, as the above table indicates. And this is not a one-year result because of a hard market. Our focus on underwriting profitability will never waver as we remember the atrocious results in 1999-2001.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investment Results

During 2002, when North American and European equity markets suffered losses of 15-35% and many bond portfolios suffered losses from telecoms, techs and various high fliers, the total return on Fairfax’s investment portfolio (including all interest and dividend income, gains and losses on disposal of securities and the change in the unrealized gains and losses during the year) was 11%. The results on equities alone were even better, as shown on page 18. This was exceptional investment performance by the Hamblin Watsa investment team. Realized gains in 2002 amounted to $738 million or 4.5% of the investment portfolio. Most importantly, the investment portfolios are well positioned to benefit from greater turmoil in the future as discussed in the Investments section beginning on page 18.

The TIG/TRG Transaction

This consisted of the following three components:

1.	TIG discontinued its MGA-controlled program business in Dallas and restructured the remainder of its operations.

TIG’s MGA-controlled program business (business controlled by managing general agents, who have authority to bind the company), which accounted for US$379 million (about half) of TIG’s net premiums written in 2002, was placed in runoff under the dedicated and expert management of TRG/RiverStone. TIG’s Ranger, Hawaii and A&H business, which accounted for US$214 (about a quarter) of TIG’s net premiums written in 2002, will be separately managed under the proposed name of Fairmont Insurance. Napa Healthcare will be written through a subsidiary of OdysseyRe (or reinsured by OdysseyRe) effective January 1, 2003. Napa’s remaining excess property and excess casualty units will operate going forward predominantly as a managing general underwriter.

In restructuring TIG as described, Fairfax strengthened TIG’s reserves by US$200 million and took a restructuring charge of approximately US$64 million. Also, Fairfax’s ORC Re subsidiary provided TIG with a US$300 million adverse development cover. The amount of the strengthening and the adverse development cover were established by TRG management, who are experts in runoffs and who required comfort on these matters before proceeding to merge their International Insurance subsidiary with TIG, as described below. The combination of these actions should put TIG behind us – excluding any liability under the cover.

2.	We acquired the remaining 72 1/2% economic interest in TRG (the parent company of International Insurance Company (IIC)) in exchange for payments over the next 15 years.

We were happy to acquire the remaining interest in TRG because we have grown very comfortable with TRG and its management team during the three and a half years since we acquired our original interest, and we purchased this interest at an attractive price. We think Mike Coutu and Dennis Gibbs have built TRG to be among the finest runoff companies in the U.S. and, in the past three and a half years, have done an outstanding job settling Fairfax’s APH claims, CD claims, reinsurance recoverables and other tough-to-settle claims. TRG has been an essential resource for us as it has been responsible for our runoff operations. To understand why we were very keen on acquiring TRG, you need to know some facts about its track record for the 1993-2002 period.

		September 30,
	1993	2002

	(US$ millions)
Statutory surplus	150	353
Cumulative dividends paid	–	215

In each of the past five years, TRG/IIC has paid an annual dividend of US$30 million (not bad for a runoff company!!).

Now, as mentioned in our press release, TRG had a GAAP equity of US$547 million on September 30, 2002 (GAAP equity is higher than statutory surplus principally because of deductions for recoverables from unregistered reinsurers required in the calculation of statutory surplus). Our existing 27 1/2% interest gave us ownership of approximately US$150 million of this US$547 million equity. The remaining US$397 million in GAAP equity we purchased for US$425 million, payable approximately US$5 million a quarter from 2003 to 2017 and approximately US$128 million at the end of 2017. The present value of this stream of payments at a discount rate of 9% per annum is approximately US$204 million, resulting in negative goodwill at the December 16, 2002 closing date of approximately US$188 million. Given the management track record, the excellent earnings and dividend history of TRG, its liquid US$790 million investment portfolio and its remaining US$101 million of excess of loss reinsurance protection, a price of US$204 million or about half book value seemed very attractive to us. This, of course, does not include the additional benefits that TRG and Mike and Dennis bring to Fairfax. With 100% economic interest, we do have additional APH exposure from IIC but, as explained in the MD&A section on asbestos starting on page 81, we are comfortable with the reserves established and the talent and focus TRG brings to settling these claims. Please don’t underestimate the value of this purchase. One of our directors thinks it may be our best!!

3.	TIG and IIC merged and distributed $1.25 billion of assets to Fairfax.

We merged TIG and IIC effective December 16, 2002 and, with the California Department of Insurance’s approval, distributed $1.25 billion of assets to Fairfax, including 33.2 million of TIG’s 47.8 million shares of OdysseyRe Holdings, all of the shares of Commonwealth (GAAP equity of approximately $207 million) and all of the shares of Ranger Insurance (GAAP equity of approximately $136 million). These distributed securities will initially be held in trust for TIG’s benefit. If the US$300 million adverse development cover described above is placed externally to California’s satisfaction, then up to US$300 million of securities will be released from the trust. If at the end of 2003 TIG has US$500 million of statutory surplus, a risk-based capital of 200% and a net reserves to surplus ratio of less than 3:1, substantially

FAIRFAX FINANCIAL HOLDINGS LIMITED

all of the remainder of these assets will be released from the trust. We continue to expect to meet these tests at the end of 2003 and are also working on acquiring the cover at a reasonable cost.

So, to summarize, this transaction solved our problems with TIG, eliminated the outside interest in TRG and freed up substantial assets previously held under TIG, for a total economic cost (after the reserve and restructuring charges and the negative goodwill benefit) of US$33 million after tax (plus the purchase price of the 72 1/2% TRG interest). (The negative goodwill and the total economic cost changed a little from the amounts indicated in our December 16 press release as a result of changes in the fair market value of TRG’s portfolio investments.)

This was a project that would not have been completed if not for the leadership of Mike Coutu and Dennis Gibbs working with Steve Brett, Scott Donovan and many others at TRG, TIG and our small team at Fairfax. Amazing what a small team working together can do!

Some final reflections on our travails with TIG. In April 1999 we purchased the company, which had a book value of US$1,127 million, for US$847 million. TIG consisted of TIG Insurance in Dallas and its subsidiary TIG Re in Stamford, with TIG Re accounting for US$633 million of the total US$847 million purchase price. TIG Re, with its meaningful capital and its significant business platform in the U.S., London and Latin America, was key in OdysseyRe becoming the large worldwide reinsurer it is today. It is easy to see that OdysseyRe, without TIG Re, would not have been a significant player in the reinsurance world where capital is key. As TIG Re accounted for approximately 58% of OdysseyRe’s capital, it would not take much of an increase in OdysseyRe’s stock price to make our investment in TIG profitable.

Of course, our big mistake at TIG was not recognizing that its MGA model would not work, particularly with one broker controlling 40-50% of the business. We should have shut or sold the MGA business years back and built on the much smaller individual risk underwriting operations. The losses at TIG resulted in a weakening of our financial position. You can rest assured on one thing, unless there are exceptional circumstances, we will not “give our pen” away.

So overall, TIG Re definitely delivered the benefit that we saw in it when we made the TIG acquisition, but we cannot count TIG alongside our many very successful acquisitions, which include our Canadian companies, OdysseyRe and Crum & Forster.

How long will the hard insurance market last? No one knows the answer to that question. As we suggested last year, this up cycle may have some “shelf life” because of a variety of reasons, including historically low interest rates, loss of capital in European insurance/ reinsurance companies because of the significant decline in stock prices, bond losses from WorldCom, etc. and the industry having yet to rebuild capital due to reserve increases. The one additional factor we see is potential losses from North American insurance companies reaching for yield by buying or insuring bonds collateralized with auto loans, home equity loans and credit card debt which, we fear, may suffer default rates much higher than in the past if the economy deteriorates.

Below we update the table on intrinsic value and stock prices that we first presented three years ago. As you can see from the table, in 2002 we essentially made up for 2001 but the stock market could care less. Book value per share and investments per share are almost back to 2000 year-end levels. The intrinsic value of our Canadian insurance companies and of OdysseyRe and Crum & Forster increased significantly in 2002, more than offsetting the decrease in TIG.

	INTRINSIC VALUE		STOCK PRICE

		% Change in
	ROE	Book Value*	% Change in
	%	per Share	Stock Price
1986	25.4	+ 183	+ 292
1987	31.3	+ 41	- 3
1988	21.2	+ 22	+ 21
1989	20.3	+ 23	+ 25
1990	23.0	+ 39	- 41
1991	21.3	+ 24	+ 93
1992	7.7	+ 11	+ 18
1993	20.3	+ 48	+ 145
1994	12.1	+ 25	+ 9
1995	20.1	+ 22	+ 46
1996	21.4	+ 63	+ 196
1997	20.4	+ 44	+ 10
1998	20.1	+ 47	+ 69
1999	4.3	+ 26	- 55
2000	4.1	+ 5	- 7
2001	(11.9)	- 12	- 28
2002	12.8	+ 11	- 26
1985-2002	16.1%	+ 32%	+ 24%

*	First measure of intrinsic value, as discussed in our 1997 Annual Report

As we review the long term results in the table above and reflect on the fact that (a) our common shareholders’ equity is now $3.4 billion vs $10 million when we began, and (b) interest rates are at historical lows, we think it is time to reduce our target ROE to 15% – not in any one year but over the long term. We will view the 20% objective with much nostalgia because it has served us well over the past 17 years. We have made this change in our guiding principles, which we have again reproduced in Appendix B.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows the sources of our net earnings with Lindsey Morden equity accounted. This table, like various others below, sets out an analysis which we have consistently used and which we believe assists you to understand Fairfax, even though it may not follow GAAP: please see note (2) on page 51 in the MD&A. One of the objectives in our guiding principles is to provide complete disclosure annually to our shareholders, and we work hard to do this in a manner which best discloses the substance of our information, both good and bad.

	2002	2001

	($ millions)
Underwriting
Insurance
Canada	39.5	(119.5)
U.S.	(65.5)	(637.9)
Reinsurance	20.3	(214.7)

Underwriting income (loss)	(5.7)	(972.1)
Interest and dividends	460.0	491.7

Operating income (loss)	454.3	(480.4)
Realized gains	737.7	213.5
Runoff	(117.7)	(27.4)
TIG reserve strengthening and restructuring costs	(414.2)	–
Claims adjusting (Fairfax portion)	(10.5)	(3.9)
Interest expense	(125.0)	(155.2)
Other	(88.8)	(276.7)
Taxes	(234.6)	382.5
Negative goodwill on TRG purchase	298.5	–
Non-controlling interests	(84.0)	1.6

Net earnings (loss)	415.7	(346.0)

The table shows you the results from our insurance and reinsurance (underwriting and investments), runoff and non-insurance operations. Runoff operations include the U.S. runoff group (the merged TIG and IIC) and the European runoff group (Sphere Drake, RiverStone (UK) and ORC Re). Claims adjusting shows you our share of Lindsey Morden’s after-tax income. Also shown separately are realized gains so that you can better understand our earnings from our operating companies. Also, please note the unaudited financial statements of our combined insurance and reinsurance operations and of Fairfax with Lindsey Morden equity accounted, shown on pages 118 to 121.

Operating income (insurance underwriting and interest and dividends) swung dramatically from a loss of $480.4 million in 2001 to a profit of $454.3 million in 2002 as underwriting losses dropped dramatically from $972.1 million in 2001 to $5.7 million in 2002. Please note the “virtuous” part of the insurance cycle when underwriting income, investment income and realized gains are all additive. We have experienced this before. Interest and dividend income dropped 6% to $460.0 million in 2002, reflecting lower interest rates, large cash positions and our strategy of not reaching for yield. Realized gains increased dramatically to $737.7 million in 2002 or 4.5% of the portfolio – not far above the average since 1985 of 3.8%.

Runoff losses of $117.7 million were primarily due to TIG’s discontinued MGA-controlled program business which is included in the runoff group with retroactive effect from January 1, 2002. On page 64 of the MD&A, we have summarized the operating results of the runoff group. This analysis shows TRG generating operating income of $7.5 million, European runoff generating a small operating loss of $2.0 million and TIG’s MGA-controlled program business contributing operating losses of $123.2 million before reserve strengthening and restructuring costs. Our objective in the runoff group is to generate sufficient investment income from our portfolios to more than offset operating expenses and any additional claims costs.

Other includes Swiss Re premium, corporate overhead, other costs including restructuring charges and, in 2001, Kingsmead losses and goodwill and negative goodwill amortization. The items applicable in 2002 are discussed in the MD&A on pages 64 and 65.

Insurance and Reinsurance Operations

Our insurance and reinsurance management teams delivered in 2002 (with the exception of TIG, as already discussed). We had an outstanding year on an underwriting basis as our Canadian companies and OdysseyRe produced underwriting profits and Crum & Forster was not far behind. While Crum & Forster’s combined ratio for 2002 was 103.3%, in the third and fourth quarters its combined ratio was 102.6% and 101.4%. All of our continuing operations are targeting combined ratios below 100% in 2003, and we are relentlessly focused on earning an underwriting profit at all of our insurance and reinsurance companies.

	Underwriting
	profit (loss)	Combined ratio

	2002	2002	2001
	($ millions)	(%)	(%)
Commonwealth	23.5	84.1	162.6
Federated	4.2	94.0	102.8
Lombard	8.6	98.6	115.3
Markel	3.5	96.3	99.4

Total Canadian insurance	39.5	95.8	116.4

Crum & Forster	(36.9)	103.3	131.1
TIG	(35.4)	106.0	131.2
Falcon	0.2	99.8	125.2
Old Lyme	3.2	92.9	N/A

Total U.S. insurance	(65.5)	103.6	125.3

Reinsurance – OdysseyRe	20.3	99.1	115.4

Total	(5.7)	100.1	120.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

On pages 56 to 60 of the MD&A, we have provided more disclosure on each company’s operations so that you can see how each of them individually has done. I will not repeat that disclosure other than to make the following points:

(a)	Canadian Insurance Operations

What an outstanding performance by our Canadian management teams! Ron Schwab, President of Commonwealth, increased net premiums written by 95% to a record $344 million with a combined ratio of 84%. John Paisley, President of Federated, increased net premiums written by 15% to a record $88 million at a combined ratio of 94%. Byron Messier, President of Lombard, increased net written premiums by 26% to a record $691 million at a combined ratio of 98.6%. And Mark Ram, President of Markel, increased net premiums written by 69% to a record $127 million at a combined ratio of 96%. Without exception, combined ratios below 100% and record net premiums written. We believe the industry is running at about 106%. The momentum is with us as we continue to expand in 2003 at an underwriting profit. Our Canadian Presidents know that we can never again repeat the results of the 1999-2001 period. The outlook for higher pricing in Canada continues to be very attractive.

(b)	U.S. Insurance Operations

When Bruce Esselborn joined Crum & Forster in late 1999, he said he needed three years to fix the company. At the end of 2002, with a combined ratio of 103.3%, Bruce feels they have done it. It has taken a tremendous amount of hard work and determination. Crum & Forster today, in many ways, is a very different company than what Bruce inherited. The statistics below show the change.

	No. of Policies	Premium/Policy
		(US$)
1999	32,790	19,792
2000	20,283	26,653
2001	10,102	59,310
2002	6,226	108,477

The number of policies has decreased by 80% as premium per policy has gone up five times. This outstanding performance was generated by Bruce, Nick Antonopoulos and Mary Jane Robertson and their management teams, as well as by Doug Libby and his team at Seneca, with a 17.1% increase in net premiums written at a combined ratio of 95%, continuing that company’s exceptional results.

Steve Brett’s Napa operations had a very good year with net premiums written up by 180% at a combined ratio of 104%. Steve deserves our gratitude for recommending the TIG restructuring and not letting egos get in the way. The TIG continuing lines had a combined ratio of 106% in 2002 but, like all our operations, will have an underwriting profit focus going forward.

Kenneth Kwok, President of Falcon, had an excellent year in 2002 with a combined ratio of 99.8% on a very large increase in net premiums written (helped by the Winterthur (Asia) acquisition discussed in our 2001 Annual Report).

(c)	Reinsurance Operations

OdysseyRe was exceptionally well positioned for 2002 as it had cut back its business in the soft markets of the late 90s and had already taken its large reserve charges. Andy Barnard and his management team had an outstanding year with a combined ratio of 99.1% and net premiums written up 68%. OdysseyRe had gross premiums written of US$1.8 billion and net written premiums of US$1.6 billion all across the world. Combined with exceptional investment results, OdysseyRe earned 21% on shareholders’ equity in 2002. All of OdysseyRe’s major divisions had exceptional performance, as Mike Wacek led the Americas to a combined ratio of 99.2% and a 58.3% increase in net written premiums, Lucien Pietropoli led Euro-Asia to a combined ratio of 99.8% with an 83.4% increase in net premiums written, and Brian Young led the London market operations to a combined ratio of 97.5% with an 87.9% increase in net premiums written. For more details on OdysseyRe, please review its annual report which is on its website (www.odysseyre.com). Congratulations and much gratitude to Andy Barnard and his team at OdysseyRe.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Last year, for the first time, we provided a table that shows you the float that Fairfax’s insurance and reinsurance operations generate and the cost of that float. We have updated that table for 2002.

				Average long
			Benefit	term Canada
Year	Underwriting		(Cost)	treasury bond
	profit (loss)	Average float*	of float	yield
	($ millions)	($ millions)
1986	3.5	29.8	11.6%	9.6%
1987	1.0	54.8	1.8%	10.0%
1988	0.4	72.1	0.5%	10.2%
1989	(13.3)	80.8	(16.5%)	9.9%
1990	(12.5)	137.1	(9.1%)	10.8%
1991	5.3	180.7	2.9%	9.7%
1992	(16.9)	183.6	(9.2%)	8.8%
1993	2.1	320.4	0.6%	7.8%
1994	(16.9)	683.6	(2.5%)	8.7%
1995	(40.9)	913.2	(4.5%)	8.3%
1996	(50.6)	1,423.1	(3.6%)	7.6%
1997	(56.2)	2,683.5	(2.1%)	6.5%
1998	(311.4)	5,303.3	(5.9%)	5.5%
1999	(617.1)	8,545.7	(7.2%)	5.7%
2000	(698.8)	7,905.5	(8.8%)	5.9%
2001	(972.1)	6,898.8	(14.1%)	5.8%
2002	(5.7)	6,920.9	(0.1%)	5.7%
Weighted average			(6.6%)	6.0%
Fairfax weighted average financing differential: 0.6%

* Excludes runoff operations

The explanatory comments from last year apply again. 2002 is what makes the P&C industry an exciting one, as we basically maintained our float at essentially no cost, despite putting TIG into runoff. We believe we can have many more years like 2002.

The table below shows you the breakdown of our year-end float for the past five years.

				Total
				Insurance
	Canadian	U.S.		and
	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

	($ millions)
1998	784.3	4,171.3	3,195.8	8,151.4	–	8,151.4
1999	767.3	4,834.6	3,338.2	8,940.1	2,159.1	11,099.2
2000	814.0	3,417.2	2,639.7	6,870.9	1,443.9	8,314.8
2001	1,124.9	3,173.2	2,628.5	6,926.6	2,378.4	9,305.0
2002	1,637.6	2,546.4	2,731.1	6,915.1	2,140.6	9,055.7

The Canadian insurance float increased by 46% in 2002 (at no cost), the U.S. insurance float decreased by 20% (at a cost of 2.6%) due to the removal of TIG’s discontinued business and the reinsurance float increased by 4% (at no cost). The runoff float decreased due to the payment of claims in the ordinary course. Taking these components together, total float decreased by 3% to $9.1 billion at the end of 2002.

Reserving

The ravages of the soft markets of the late 1990s continued in the P&C industry as company after company took reserve charges in 2002. We took our reserve charges early and did not expand our business in the late 1990s, so that except for the reserve strengthening on the TIG restructuring and some reserve development at OdysseyRe, our reserves held up well in 2002. As explained last year and again this year on page 69, we have had external actuaries (two sets of external actuaries in some cases) reviewing our reserves since we began in 1985, and PricewaterhouseCoopers LLP certifies our reserves (the report is on page 29). For additional commentary on our reserves, please review the Provision for Claims section which begins on page 69.

Claims Adjusting

As the table below shows, Lindsey Morden’s free cash flow (cash flow from operations less net capital expenditures, the unusual expenses mentioned below and the working capital cost of new branches) remained good (although down somewhat) in 2002 and its operating earnings improved significantly over 2001, but it suffered a loss before goodwill and taxes, principally because of $20.0 million of unusual expenses, consisting of restructuring costs for the U.S. operations ($5.8 million) and legal settlement costs ($14.2 million).

	2002	2001

	($ millions)
Free cash flow	17.4	20.6
Operating earnings	18.0	12.7
Loss before goodwill and taxes	(13.7)	(0.8)

Four of the five operating units (Canada, U.K., Europe and International) continued to show strong operating results, with the U.K. leading the way with a 44.4% increase over the prior year (some of this increase is attributable to the weakening of the Canadian dollar against the British pound). The U.S. unit lost money in 2002 due to declining revenues in the third party claims administration business and costs associated with being required to service a major insurance carrier which was operating under regulatory rehabilitation. Karen Murphy and her team have worked diligently in meeting the challenges at Lindsey Morden. For a more detailed discussion of Lindsey Morden’s results, please review its annual report including its MD&A, which is on its website (www.lindseymordengroupinc.com).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Position

As mentioned in previous annual reports, we feel our unaudited balance sheet with Lindsey Morden equity accounted is the best way to understand our financial position. Below we show you our year-end financial position compared to the end of 2001.

	December 31,	December 31,
	2002	2001

	($ millions)
Cash and marketable securities	517.7	833.4
Long term debt (including OdysseyRe debt)	2,221.2	2,205.8
TRG purchase consideration payable	324.7	–
RHINOS due February 2003	214.9	217.1
Net debt	2,243.1	1,589.5
Common shareholders’ equity	3,351.5	3,042.7
Preferred securities	326.0	343.7
OdysseyRe non-controlling interest	424.2	361.8
Total equity	4,101.7	3,748.2
Net debt/equity	55%	42%
Net debt/total capital	35%	30%

Given the due date of the RHINOS and our decision in 2003 to repay them (which we have now done), we have reclassified them as debt in both 2002 and 2001. The drop in cash and securities, together with the increase in TRG purchase debt, has resulted in an increase in our net debt/equity above 50% – a self-imposed limit. Our bank covenants are based on net debt/equity of 100% – so we have significant room in these ratios. In the MD&A on page 113, we explain the exact definition of the net debt/equity covenant in our banking agreements and the flexibility that we have. Having said all of this, it is a top priority to reduce our net debt/equity ratio significantly in 2003/2004 – profits, of course, will help!

In the MD&A, we discuss our cash requirements during 2003 in detail (beginning on page 111) and also provide a line-by-line description of all major assets and liabilities on our balance sheet (beginning on page 66). We feel confident that the resources available to us, including our cash and marketable securities, unused bank lines, dividend capacity and contractual cash receipts (such as management fees) are more than sufficient to pay our interest and overhead expenses in 2003 and to repay all obligations due in 2003, even if none of those obligations are rolled over or refinanced at maturity. Our experience in the past three years has underlined the importance of a strong balance sheet with significant cash always maintained in the holding company. In this, the virtuous part of the insurance cycle, we expect to rebuild our balance sheet (after the battering it has taken in the last few years) so that at year-end we have at least $500 million in cash in the holding company.

Our financial position is definitely not as strong as it has been, but it continues to benefit from the following factors:

1.	We have no bank debt. Our long term debt consists of seven public debentures with terms to maturity (after the one due in December) of 4 to 35 years and low interest rates (6.875% to 8.30%), two small debentures issued to vendors, OdysseyRe’s debt and certain debt assumed with the acquisition of TIG. All of the public debentures were issued under a single trust indenture containing no restrictive covenants, thus providing us with great flexibility. Late in 2002, we cancelled the swap from fixed interest rates into floating interest rates and are amortizing the gain of $94 million over the remaining life of the debentures.

2.	We have $740 million of unsecured, committed bank lines (of which $386 million has been used for letters of credit to support internal reinsurance) with excellent covenants. These bank lines reduce annually over the period to September 2006. We intend to discuss the renegotiation of these lines with our banks after releasing our annual report. Please see the details beginning on page 111 in the MD&A.

3.	Our net long term debt is approximately 5 times our net earnings in 2002 – higher than our objective of less than three times our normalized earnings base. Our earnings base continues to be well diversified among many insurance and reinsurance companies and geographically from Canadian, U.S. and international sources of income.

4.	Available cash flow at the Fairfax (holding company) level from dividends, management fees and interest income should cover our administrative and interest expenses and preferred dividends by one to two times. This is based on normal dividend payouts from our insurance companies, which are less than our maximum dividend-paying capacity. In 2002, we took substantially less than our normal dividend payouts. In 2003, our maximum dividend capacity is $670 million compared with $232 million in 2002. Note Fairfax’s combined holding company earnings statement on page 123.

5.	With more than $500 million in cash and marketable securities in the holding company at year-end, we could pay our administrative and interest expenses and preferred dividends at Fairfax, after the receipt of contractual management fees, with no dividends from any of our insurance or reinsurance companies, for three to four years – our management holding company survival ratio!

6.	As discussed on page 110 in the MD&A, with the exception of TIG all our companies are well capitalized with solvency margins in excess of mandated regulatory levels.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments

Equity markets declined significantly in 2002 and in the three years ending in 2002, as shown in the table below, while long U.S. treasury yields also dropped significantly from 5.47% at year-end 2001 to 4.77% by year-end 2002.

		Cumulative %
		Change from
	2002	December 31, 1999
	% Change	to December 31, 2002
S&P 500	-23.3	-40.1
NASDAQ	-31.5	-67.2
S&P/TSX	-14.0	-21.4
FTSE (London)	-24.5	-43.1
CAC (France)	-33.8	-48.6
DAX (Germany)	-43.9	-58.4
Fairfax (Equities)	+25.0	+100.5

As shown, the cumulative drop since December 31, 1999 has been significant. Not to crow, but we did say in our 1999 Annual Report: “We do not believe in “New Eras” and feel that most participants in today’s equity markets in the U.S. will suffer significant permanent loss. It is very likely that the high price for the S&P 500 and Dow Jones reached in this cycle (which may have already taken place) will not be seen again in the next ten years – not unlike the Nikkei Dow that peaked in 1989 at 39,000 and is still trading around 20,000 currently, ten years later.”

Another danger that is looming over the horizon is the exponential increase in the use of derivatives. The total value of all unregulated derivatives is estimated to be US$128 trillion (not a typo) – roughly four times the underlying assets of the global economy. We have avoided companies that are highly exposed to derivatives. It is another catastrophe waiting to happen!

Our equity return (realized gains and losses and the change in unrealized gains and losses, excluding dividends) was 25% in 2002 and a cumulative 101% for the three-year period ended December 31, 2002. We hope we can achieve these absolute returns in more hospitable markets!

Our unrealized gains (losses) as of year-end are as follows:

	2002	2001

	($ millions)
Bonds	187.9	(321.1)
Preferred stocks	(3.3)	(0.4)
Common stocks	51.8	39.9
Strategic investments*	(34.3)	54.1
Real estate	5.8	4.4

	207.9	(223.1)

*Hub, Zenith National and Advent

Given the battering the markets took in 2002, we were pleased to end the year with unrealized gains of $208 million after realizing gains of $738 million (including $32 million on the repurchase of some of our notes and the trust preferred securities of a subsidiary) and earning a total return on our average investments of 11% for the year. Please see the table on page 108 in the MD&A, which shows that in the past three years, 2000 to 2002, the total return (interest and dividend income, net realized gains and net change in unrealized gains) was approximately 12%, 7% and 11% respectively. Our substantial amount of cash and short term investments and the high quality of bonds in the portfolios allow us to take advantages of attractive investment opportunities.

Our $738 million in realized gains in 2002 was the highest in our history but not much higher as a percent of investments than the 3.8% that we have realized on average over the past 17 years. While many market participants don’t give us much credit for these realized gains because they are unpredictable, these gains increase capital in our insurance companies and increase book value per share. Over the past 17 years, net realized gains have increased shareholders’ capital by $2.3 billion before income taxes – we will always opt for a high but “irregular” return over a lower but “consistent” return. Please also note that our insurance companies in the United States, where we realized most of our gains, currently pay no income tax. The team at Hamblin Watsa had another outstanding year!

In our 2001 Annual Report, we said the possibilities for realized gains continued to be:

1.	$5.5 billion invested in “put” bonds. In 2002, we realized gains of $231 million by selling about half of our “put” bonds – quite often to the short date as short and intermediate rates (3-10 years) declined significantly. To reduce credit risk during these uncertain times, we reinvested the proceeds primarily in U.S. Treasury securities. In a number of cases, following the sale of the bonds, we elected to acquire the imbedded call option related to the long maturity date of these securities. In effect, this option gives us the ability to “call back” the underlying long bonds at par just prior to the original put dates. In total, we have acquired call options on approximately US$500 million par value of long term bonds at an average price of $2.15 per $100 of par value (a total cost of about US$11 million). The average life of the options is 2.75 years and the average term of the bonds to their final long maturity date is 26.1 years. In acquiring the options, we retained no credit exposure to the underlying corporate issuers.

2.	S&P 500 puts. In 2002, we realized $108 million in net gains from our S&P 500 puts and $45 million from puts on a basket of technology stocks and from other short positions. The S&P 500 puts are now closed out. Since inception, we have realized approximately $125 million in net gains from our various short positions, mainly from puts on the basket of technology stocks.

3.	Common stock investments. In 2002, we realized gross gains from common stocks of $257 million. After gross realized losses of $9 million, we realized net gains from common stocks of $248 million. Besides the net gains from our short positions described above, our common stock gains included $33 million in White Mountains Insurance Group (a 52% gain), $27 million in Bharat Petroleum (a 128% gain), $21

FAIRFAX FINANCIAL HOLDINGS LIMITED

million in Hindustan Petroleum (a 53% gain), $9 million in Aon (a 44% gain) and $9 million in Leon’s Furniture (an 81% gain). We have almost $1.1 billion invested in common stock, on which we expect to make significant gains over the long term.

Our bond/common stock mix has not changed much in the last few years. We have only approximately 7% of our investment portfolio in common shares (excluding Hub, Zenith and Advent), 17% in cash and short term securities and the rest in high quality bonds (currently approximately 67% of our bonds are U.S., Canadian and European government bonds and an additional 27% are investment grade corporate bonds). In our November 18, 2002 letter to you (included as Appendix A), we suggested to you that we have protected our investment portfolio in the last few years from a 1 in 50 year or 1 in 100 year stock market decline, not unlike the catastrophe protection we buy for our insurance operations. With stock markets in North America and Europe down about 50% from their highs, a major stock market decline has already taken place. However, as we said in the letter, we still see major risks in the broad indices and in the U.S. economy. The S&P 500 still sells at 28x earnings and 3.6x book value while the U.S. economy continues to be anemic in spite of record low short interest rates. Mr. Greenspan may have run out of ammunition!

Our conclusion from that letter remains the same. “We think the risks that we have discussed in our annual reports (a run on mutual funds, bonds collateralized with consumer debt) and the more recent ones, including rising unfunded pension liabilities, continue to be very significant. Having said that, as long term value-oriented investors, these financial markets (where fundamental analysis is again very important) are markets in which we have historically excelled – and we have more than $1,100 per share of investments to work with!”

By country, our common stock investments at December 31, 2002 were as follows, not too different from December 31, 2001:

	Carrying Value	Market Value

	($ millions)
Canada	217.2	223.4
Japan	161.9	183.4
U.S.	222.7	247.9
Other	471.8	470.7

	1,073.6	1,125.4

Miscellaneous

Please review page 122 which is an unaudited unconsolidated balance sheet showing you where your money is invested. Based on that statement, on which our subsidiaries are carried on the equity basis (as described on page 117), the carrying value of our subsidiaries as at December 31, 2002 is $667 million for our Canadian insurance companies, $1.477 billion for Crum & Forster, $1.209 billion for OdysseyRe (equivalent to US$15.94 per share for our 48 million shares of OdysseyRe), and $1.389 billion for our runoff companies, including IIC/TIG. We think that these carrying values conservatively value our insurance, reinsurance and runoff companies.

We paid a modest $1.50 per share dividend for the reasons discussed in the 2000 annual report.

We listed on the NYSE on December 18, 2002 as we suggested we might. We were warmly welcomed and on January 14, 2003, the NYSE reported that there were almost 2 million shares shorted! Soon after, there was a spate of negative articles and reports on Fairfax, including a report containing seriously misleading commentary on Fairfax’s reserves.

We have always tried to give very full disclosure in our annual reports, and we expand that disclosure if we discover that there are areas where enhanced disclosure would be useful (this year, for instance, our MD&A includes significantly expanded disclosure on our ORC Re subsidiary and our asbestos and pollution reserves). Because we are always concerned for our long term investors, we have decided to have conference calls after our earnings releases. There will continue to be no earnings guidance – quarterly or annually – but we will be open to answering any questions that shareholders or others may have. Although we are very much against quarterly conference calls because of their short term focus and promotional nature, we were guided by the greater concern that our investors not suffer from misleading information. We also plan to continue to have an annual investor meeting in New York, likely in the fall.

As in past annual reports, we have listed for you the risks in our business as simply as we could (this year beginning on page 114). They are many and very real. Your management team is constantly focusing on these risks and trying to minimize them. Similar to last year, I want to highlight the ones on reinsurance recoverables, the future income tax asset and ratings as well as claims reserves, including asbestos and pollution reserves. We have extensive disclosure and discussion on all of these risks in the MD&A, which we encourage you to review. Although there can be no guarantees that these risks will not hurt us – that’s why they’re risks – you can be certain that we face them analytically and honestly and that we have some of the best people in the industry, including particularly the extensive TRG team under the leadership of Dennis Gibbs, working with us every day to minimize them.

The strengths that we have at Fairfax are formidable and have not changed from the ones I listed for you in the 2001 annual report. Your management team has truly been tested in the last few years and has every intention to do well by you (as we did in spades in 2002), irrespective of circumstances. As discussed earlier in this letter, our businesses – our insurance, reinsurance and investment operations – are performing magnificently. While we may have answered many of your questions in the last two conference calls, we will very much look forward to seeing you at the annual meeting in Toronto at 9:30 a.m. on April 14, 2003 in Room 105 of the Metro Toronto Convention Centre.

Winslow Bennett, one of the founding shareholders of Sixty Two (Fairfax’s controlling shareholder) and, with the exception of Robbert Hartog, our longest serving director, will be retiring this year. Winslow has supported us with much enthusiasm over the past 18 years and his wise counsel will be very much missed by all of us. We wish Winslow and Betsy the very best in all they do. Fortunately for us, Winslow will be replaced by another Bennett — his son Frank. Frank is an entrepreneur and as President of Artesian Management, a private equity investment firm which he founded in 1988, has contributed to the success of many companies. We welcome him warmly to our Board.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Due to possible conflicts arising from his position as Chairman and CEO of Arch Reinsurance, Paul Ingrey retired from our Board during the year, but we hope to welcome him back when he retires again.

I want to again highlight our website for you (www.fairfax.ca) and remind you that all our 18 annual reports are readily available there, as well as links to the informative websites of our various individual companies. Our press releases are immediately posted to our website. Our quarterly reports for 2003 will be posted to our website on the following days after the market close: first quarter – May 2, second quarter – August 1 and third quarter – October 31. Our 2003 annual report will be posted on March 5, 2004.

I would like to thank the Board and the management and employees of all our companies for the outstanding results achieved in 2002. We look forward to even better ones in 2003.

March 3, 2003

V. Prem Watsa
Chairman and
Chief Executive Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

APPENDIX A – NOVEMBER 8, 2002 LETTER TO SHAREHOLDERS

November 8, 2002

To our shareholders:

We are back! What a difference a year makes. Last year, we reported the largest loss ($458 million) in our history in the third quarter. This year, in the third quarter, we reported the largest quarterly profit ($281 million) in our history. Our gross premiums written are up 22% in the first nine months of 2002 while our net premiums written are up 33%. The combined ratio for the first nine months was 103.3%. If you drill a little deeper, it gets even better, as the table below shows.

	Year to date
	September 30, 2002

	Combined	Net Premiums
	Ratio	Written
	(%)	(% change)
Canadian Insurance Companies
Commonwealth	93.5	+212
Federated	94.8	+18
Lombard	98.7	+24
Markel	97.1	+60

Total	97.4	+54

U.S. Insurance Companies
Crum & Forster	104.0	+61*
TIG – Total	111.2	-14*
– Continuing	104.2	+50
– Discontinued	120.0	-58

Total	108.2	+11

Reinsurance – OdysseyRe	99.2	+67

Total Fairfax	103.3	+33

*	+13% for Crum & Forster and -22% for TIG including ceded reinsurance premiums in 2001

In my letter to you last year and in our annual report, I said that in this hard market, we would expand our business significantly, keep more of it and get our combined ratios below 100%. This is exactly what has happened at our Canadian insurance companies and OdysseyRe. At Crum & Forster, the continuing improvements resulted in an excellent third quarter – net premiums written were up 35% (including ceded reinsurance premiums in

2001) and the combined ratio was 102.6% – and we are well on our way to meeting our combined ratio objectives.

At TIG, consistent with our expectations as discussed in our 2001 annual report and our first quarter 2002 report, net premiums written dropped by 14% in the first nine months because of TIG’s exit from a significant part of its program business written through MGAs. Excluding this discontinued business, net premiums written were up 50% and the combined ratio was 104.2% for the first nine months of 2002. TIG is the only one of our companies that has failed to achieve our objectives but, rest assured, it will, albeit from a smaller base.

While our underwriting operations were strong and benefiting from the hard market, the left hand side of our balance sheet also continued to be very strong. We made realized gains of $592 million in the first nine months of 2002 while ending the quarter with an unrealized gain of $227 million in bonds and with unrealized common stock gains maintaining their end of 2001 level around $95 million. Notwithstanding the significant drop in equity markets in 2002, the total return for the portfolio in the first nine months was 10.0%. At September 30, 2002, our investment portfolio had $2.6 billion in cash (16% of the portfolio), 56% of the bond portfolio was in government bonds (mainly U.S. treasuries) and only 7% of the portfolio was in common stock (excluding Hub, Zenith National and Advent).

In the last few years, we have protected our investment portfolio from a 1 in 50 year or 1 in 100 year stock market decline, not unlike the catastrophe protection we buy for our insurance operations. This protection has served us well as U.S. and European stock markets have declined by approximately 50% from their highs. Many insurance companies, particularly European, have had significant declines in net worth because of their equity exposures.

Our investment portfolio has benefited as throughout the market “bubble”, we had no stock or bond investments in telecoms, techs or the various high fliers like Enron or Tyco. Our bond portfolios have benefited from being of very high quality, having to a large extent two maturity dates (put bonds) and not having “reached for yield”. “Reaching for yield” has been magnified by the focus in the P&C industry on “operating” income as opposed to “net” income. Thus, many insurance companies have recently had significant growth in “operating” income but have reported little “net” income or even losses because of realized investment losses. We have always focused on growing book value through net income from all sources. The P&C industry focus on “operating” income has perhaps also led insurers to underwrite credit derivatives (like credit default swaps) and other risky financial products, which it is our policy to avoid.

So, are we still concerned about the 1 in 50 / 100 year stock market decline? A major stock market decline has already taken place – this is why our S&P 500 put position has dropped from US$1.1 billion to US$400 million. However, we still see major risks in the broad market indices and in the U.S. economy. Why? Two major reasons:

1.	In spite of the S&P 500 being down almost 50% from its high, it is still selling at around 20 times earnings and about 3.5 times book value. Optimism abounds in the stock market and investors continue to focus on the long term irrespective of price.

FAIRFAX FINANCIAL HOLDINGS LIMITED

2.	Short-term interest rates have dropped dramatically in 2001/2002 to 40 year lows and yet business conditions, with the exception of housing and autos, continue to be weak. It seems to us that the Federal Reserve may have exhausted its ammunition to prolong the economic cycle any further.

We think the risks that we have discussed in our annual reports (a run on mutual funds, bonds collateralized with consumer debt) and the more recent ones, including rising unfunded pension liabilities, continue to be very significant. Having said that, as long-term value oriented investors, these financial markets (where fundamental analysis is again very important) are markets in which we have historically excelled – and we have more than $1,100 per share of investments to work with!

An update on three significant potential risks that we have discussed in our annual report:

1.	Reinsurance Recoverables. Utilizing our expertise at TRG, we continuously review this exposure and we continue to feel comfortable that we will fully recover our net reinsurance recoverable. Details of our top 50 reinsurers were listed on page 76 in our 2001 annual report. One that recently has been a concern for many analysts is Gerling Global. The net recoverable of $134.5 million as of December 31, 2001 has been reduced to $77.2 million due to additional security obtained in 2002. This balance is largely recoverable from Gerling Global (U.S.), which had statutory surplus of US$335 million at June 30, 2002, or from a Gerling Global branch where regulators require the maintenance of trust funds. Also, we have purchased some high quality credit protection on reinsurers we have concerns about. In spite of the tough times in 2002, we have not had and do not expect to have any problems in this area.

2.	Deferred Tax Asset. This has come down by $141 million in the first nine months of 2002. We continue to feel confident that the balance will be realized from future profitable operations.

3.	Asbestos Liabilities. In our annual report, asbestos liabilities are discussed in some detail beginning on page 73, and our meaningful reinsurance protection is discussed on page 79. Recognizing that this continues to be a developing area, we are comfortable with the outstanding expertise we have at TRG where these liabilities are actively reviewed.

Two other areas which have recently been the object of investor concern for companies generally are the effect on earnings of expensing stock options and the existence of unfunded liabilities under defined benefit pension plans. Neither of these is an area of significance for Fairfax. As to the first, Fairfax has never issued treasury stock options and has always expensed the cost of its stock incentives over the term of the incentives. As to the other, Fairfax has only limited ongoing defined benefit plans throughout the group. Taken in the aggregate, the approximately $400 million of assets in these plans are close to 90% invested in cash and fixed income securities, expected rates of return are less than 7% and there is a minimal unfunded liability.

In our third quarter 2002 quarterly report, we state once again that our company’s objective is to maintain cash, short-term investments and marketable securities in the holding company of at least five times the company’s annual interest expense until the company’s consolidated combined ratio comes down below 105% and its earnings cover its annual interest expense by five times. While we have achieved these combined ratio and earnings coverage tests for the nine months to September 30, 2002, it is still our objective to maintain approximately $500 million in cash and investments in the holding company at year-end 2002. Subject to this objective, we will continue to buy back our stock and bonds as we have done in the first nine months of 2002.

As discussed in our annual meeting and confirmed at our July 9 investor meeting in New York, we expect to list Fairfax shares on the NYSE on December 18. Like most Canadian interlisted companies, we will continue to express our accounts in Canadian dollars and use Canadian GAAP, with U.S. GAAP reconciliations disclosed every quarter. Given the NYSE listing, we plan to have an annual investor meeting in New York.

I have given you an update on all the relevant factors that affect Fairfax with no comments yet on the current stock price. Even though you know we have never paid much attention to short-term stock prices, I must say that I never thought that our stock price would fall as low as it has in 2002. For the first time in 17 years, I and our directors and key officers, after Fairfax pre-announced its realized gains, bought as many shares as we could afford (and then some!). There is nothing more we could do to let you, our long-term shareholders, know that we felt Fairfax’s current stock price was ridiculously undervalued. We continue to feel that Fairfax’s time has come and your patience will be rewarded as we reap the benefits of the hard cycle, our focus on combined ratios and our disciplined long-term value approach to investing.

V. Prem Watsa

FAIRFAX FINANCIAL HOLDINGS LIMITED

APPENDIX B

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)	We expect to earn long term returns on shareholders’ equity in excess of 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)	We always want to be soundly financed.

3)	We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!